UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       KANSAS CITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $1.25 PAR VALUE
                         (Title of Class of Securities)

                                   484836-10-1
                                 (CUSIP Number)


                             WILLIAM A. HIRSCH, ESQ.
                              KENDA K. TOMES, ESQ.
                            MORRISON & HECKER L.L.P.
                                 2600 GRAND AVE.
                           KANSAS CITY, MISSOURI 64108
                                 (816) 691-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1999
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                          check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JRB INTERESTS, LTD.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization                         TEXAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  -0-
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                   PN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY REVOCABLE TRUST DATED DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization                       MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,751,815
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY REVOCABLE TRUST DATED AS OF DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization                       MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  28,083
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                    / /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    247
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,751,815
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                    / /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    247
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  29,883
BY EACH REPORTING             9.    Sole Dispositive Power

PERSON WITH                  10.    Shared Dispositive Power
                                    2,968,112

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,968,112

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      NANCY BIXBY HUDSON

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                    / /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    331,844
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  117,397
BY EACH REPORTING             9.    Sole Dispositive Power
                                    331,566
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 3,297,878

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  26.9%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      LEE M. VOGEL

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                    / /

6.    Citizenship or Place of Organization                          USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    278
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  67,967
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,968,112

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 2,968,112

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.2%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                    IN

      This Schedule 13D is the initial filing with the Securities and Exchange Commission ("Commission") by JRB Interests Ltd., a Texas partnership, by the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust, by Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust, by Margie Morris Bixby, by Nancy Bixby Hudson and by Lee M. Vogel. In the manner indicated below, this Schedule 13D also amends and supercedes the Schedule 13D filed by Joseph R. Bixby with the Commission on October 26, 1990. The filing persons file this Schedule 13D as a group. This is the first Schedule 13D or amendment filed electronically by any of the reporting persons and therefore amends and restates any prior filings.

ITEM 1.     SECURITY AND ISSUER.

      This Schedule 13D, relates to the common stock, $1.25 par value ("Common Stock"), of Kansas City Life Insurance Company, a Missouri legal reserve life insurance corporation (the "Company"), whose principal executive offices are at 3520 Broadway, Kansas City, Missouri, 64111-2565. This Schedule 13D takes into account the Company's 2 for 1 stock split which became effective June 21, 1999.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by JRB Interests Ltd., a Texas limited partnership (the "Partnership"), the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust (the "JRB Revocable Trust"), the Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri Trust ("MMB Revocable Trust"), Joseph R. Bixby ("Mr. Joseph Bixby"), Margie Morris Bixby ("Ms. Margie Bixby"), Nancy Bixby Hudson ("Ms. Hudson") and Lee M. Vogel ("Mr. Vogel").

      The principal business of the Partnership is managing the assets of the Partnership. The principal address of the Partnership is 3520 Broadway, Kansas City, Missouri, 64111-2565. Under the Limited Partnership Agreement of the Partnership (the "Partnership Agreement"), the Partnership Agreement became effective in August 1999 and has a term of 50 years. The Partnership has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Partnership been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The principal business of the JRB Revocable Trust is managing the assets of the JRB Revocable Trust. The principal address of the JRB Revocable Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The JRB Revocable Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the JRB Revocable Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The principal business of the MMB Revocable Trust is managing the assets of the MMB Revocable Trust. The principal address of the MMB Revocable Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The MMB Revocable Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the MMB Revocable Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Joseph Bixby is an individual whose present primary occupation is as Chairman of the Board of Directors of the Company with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. Mr. Joseph Bixby has been a member of the Board of Directors of the Company since 1957. As sole trustee to the JRB Revocable Trust, Mr. Joseph Bixby is the managing partner of the Partnership. During the last five years, Mr. Joseph Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Joseph Bixby is a citizen of the United States.

      Ms. Margie Bixby is a self employed individual with an office at 3530 Pennsylvania, Kansas City, Missouri, 64111. Ms. Margie Bixby is the sole trustee of the MMB Revocable Trust. During the last five years, Ms. Margie Bixby has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. Margie Bixby is a citizen of the United States.

      Ms. Hudson is a self employed individual with an office at 425 Baldwin Creek Road, Lander, Wyoming. Ms Hudson is a general partner of the Partnership. During the last five years, Ms. Hudson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Ms. Hudson is a citizen of the United States.

      Mr. Vogel is an individual whose present primary occupation is as President of Business Video Solutions, Inc, with an office at 4701 NW 59th Court, Kansas City, Missouri 64151. Mr. Vogel is a general partner of the Partnership. During the last five years, Mr. Vogel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Vogel is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable. The filing of this Schedule 13D was not prompted by the purchase of any Common Stock by any of the reporting persons. See Item 5.

ITEM 4.     PURPOSE OF TRANSACTION.

      On December 18, 1997, for the benefit of his children and grandchildren, Mr. Joseph Bixby contributed 2,966,312 shares of Common Stock to the JRB Revocable Trust. On August 12, 1999, as sole trustee of the JRB Revocable Trust, Mr. Joseph Bixby transferred the 2,966,312 shares of Common Stock owned by the JRB Revocable Trust to the Partnership.

      Except as set forth in this Item 4, none of the Partnership, the JRB Revocable Trust, MMB Revocable Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson nor Mr. Vogel have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) Taking into account those shares of Common Stock for which the Partnership shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by the Partnership is 2,966,312, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the JRB Revocable Trust shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by the JRB Revocable Trust is 2,966,312, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the MMB Revocable Trust shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by the MMB Revocable Trust is 2,966,312, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which Mr. Joseph Bixby shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Joseph Bixby is 2,966,312, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See
Item 5(b)).

      Taking into account those shares of Common Stock for which Ms. Margie Bixby shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Ms. Margie Bixby is 2,968,112, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See
Item 5(b)).

      Taking into account those shares of Common Stock for which Ms. Hudson shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Ms. Hudson is 3,297,878, which accounts for 26.9% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which Mr. Vogel shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Vogel is 2,968,112, which accounts for 24.2% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      As of October 5, 1999, the Company has informed the reporting persons that the Company's stock transfer records reflect 12,281,650 shares of Common Stock outstanding.

      (b) Generally, under Section 3.02(a) of the Partnership Agreement, the management powers of the Partnership, including the power to invest or otherwise participate in other partnerships, corporations or other entities, are exercised only by the managing partner or by unanimous consent of the general partners. However, Section 3.02(d) provides that if the Partnership owns securities in any corporation giving the Partnership the power to vote 20% or more of the total combined voting power for that corporation, those securities shall be voted by each of the general and limited partners of the Partnership rather than the Partnership based on the Partnership interest in the Partnership owned by each general and limited partner. Relevant portions of the Partnership Agreement are set forth as Exhibit 2 hereto.

      The general and limited partners of the Partnership holding partnership interests in the Partnership are the JRB Revocable Trust, the MMB Revocable Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson, Mr. Vogel, The Nancy Bixby Hudson GST Trust, the Issue Trust for Nancy Bixby Hudson and the Issue Trust for Lee M. Vogel. The partnership interest of each partner is determined by looking at the partner's capital account. As a general partner and Class C limited partner, the JRB Revocable Trust owns 92.7689135% of the partnership interests in the Partnership. As a general partner and Class C limited partner, the MMB Revocable Trust holds .9467172% of the partnership interests in the Partnership. As Class A limited partners, each of Mr. Joseph Bixby and Ms. Margie Bixby own .008331944% of the partnership interest in the Partnership. As a general partner, each of Ms. Hudson and Mr. Vogel own .00937343776% of the partnership interests in the Partnership. As a Class B limited partner, the Nancy Bixby Hudson GST Trust owns 1.666388935% of the partnership interests in the Partnership. As Class B limited partners, each of the Issue Trust for Nancy Bixby Hudson and the Issue Trust for Lee M. Vogel own 2.291284785% of the partnership interests in the Partnership.

      The Partnership directly owns and shares with the managing partner of the Partnership, Mr. Joseph Bixby, and the general partners of the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, Ms. Hudson and Mr. Vogel, the power to dispose, or direct the disposition of the Partnership Shares.

      As a general partner of the Partnership, the JRB Revocable Trust, owning 92.7689135% of the Partnership interest in the Partnership, shares with Mr. Joseph Bixby, the sole trustee of the JRB Revocable Trust, the power to vote, or to direct the vote of 2,751,815 shares of Common Stock, and shares the power to dispose, or direct the disposition of the Partnership

Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

      As a general partner of the Partnership, the MMB Revocable Trust, owning .9467172% of the Partnership interest in the Partnership, shares with Ms. Margie
Bixby, the sole trustee of the MMB Revocable Trust, the power to vote, or to direct the vote of 28,082 shares of Common Stock, and shares the power to dispose, or direct the disposition of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

      As sole trustee of the JRB Revocable Trust, Mr. Joseph Bixby shares with the JRB Revocable Trust the power to vote, or to direct the vote of 2,751,815 shares of Common Stock. As a Class A limited partner owning .008331944% of the partnership interests in the Partnership, Mr. Joseph Bixby has sole power to vote, or to direct the vote of 247 shares of Common Stock. As managing partner of the Partnership, Mr. Joseph Bixby shares the power to dispose, or direct the disposition of the Partnership Shares with the Partnership and the general partners of the Partnership.

      As sole trustee of MMB Revocable Trust, Ms. Margie Bixby shares with the MMB Revocable Trust, the power to vote, or to direct the vote of 28,083 shares of Common Stock, and shares the power to dispose, or direct the disposition of the Partnership Shares with the Partnership, the general partners of the Partnership and the managing partner of the Partnership. As a Class A limited partner owning .008331944% of the partnership interests in the Partnership, Ms. Margie Bixby has sole power to vote, or to direct the vote of 247 shares of Common Stock. As a joint tenant with right of survivorship, Ms. Margie Bixby shares with Mr. Vogel the power to vote, or to direct the vote, and shares the power to dispose, or direct the disposition of 1,800 shares of Common Stock.

      As a general partner of the Partnership, Ms. Hudson owning .009373437% of the partnership interest of the Partnership has sole power to vote, or to direct the vote of 278 shares of Common Stock, and shares the power to dispose, or direct the disposition of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. As co-trustee of the Nancy Bixby Hudson GST Trust and the Issue Trust for Nancy Bixby Hudson, Ms. Hudson shares, with Richard L. Finn and C. John Malacarne, the power to vote, or to direct the vote of 117,397 shares of Common Stock. As sole trustee of the Nancy Bixby Hudson Trust dated December 11, 1997, a Missouri Trust (the "NBH Revocable Trust"), Ms. Hudson has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of 331,566 shares of Common Stock, all of which Ms. Hudson transferred to the NBH Revocable Trust on April 10, 1998.

      As a general partner of the Partnership, Mr. Vogel owning .009373437% of partnership interest of the Partnership has sole power to vote, or to direct the vote of 278 shares of Common Stock, and shares the power to dispose, or direct the disposition of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. As co-trustee of the Issue Trust for Lee M. Vogel, Mr. Vogel shares, with Richard L. Finn and C. John Malacarne, the power to vote, or to direct the vote, of 67,967 shares of Common Stock. As a joint tenant with right of survivorship, Mr. Vogel shares with Ms. Margie

Bixby the power to vote, or to direct the vote, and shares the power to dispose or direct the disposition of 1,800 shares of Common Stock.

      (c) Other than the transactions described in this Item 4, no transaction in the Common Stock was effected during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock discussed in this Schedule 13D.

      (e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in Item 5 herein and as set forth in the next paragraph, none of the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson nor Mr. Vogel are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of Common Stock. However, the extended Bixby family (including members of the families of Mr. Joseph R. Bixby and Mr. Walter E. Bixby, Jr., deceased brother of Mr. Joseph R. Bixby) beneficially owns more than a majority of the outstanding shares of Common Stock and each reporting person shares an expectation that such ownership will continue.

      Pursuant to a Deed of Gift to Nancy Bixby Hudson f/k/a Nancy Lea Curtis relating to 150,000 shares of Common Stock, reflecting a 3-for-1 stock split conducted by the Company, which stock split became effective on June 13, 1985, and the 2-for-1 stock split conducted by the Company in June 1999 (See Item 1), Ms. Hudson cannot accept a bona fide offer to purchase such shares without first offering Ms. Kathryn A Bixby-Haddad, Mr. Kellie S. Curtis, Mr. Joseph Bixby,
Mr. Walter E. Bixby, III, Ms. Angeline I. O'Connor f/k/a Angeline I. Oxler and Mr. Robert Phillip Bixby the right to purchase such shares upon the terms set forth in the bona fide offier.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1.  Statement of Joint Filing.

      Exhibit 2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of JRB Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

      Exhibit 3. Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

EXHIBIT INDEX
TO SCHEDULE 13D



No.   Description of Exhibit

1.    Statement of Joint Filing.

2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of JRB Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

3. Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

                                                            Schedule 13D
                                                            Filing
                                                            November 4, 1999

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JRB Interests Ltd.


November 4, 1999                    By:  /s/ Joseph R. Bixby
                                         _____________________________________
                                    Name:  Joseph R. Bixby
                                    Title: Managing Partner


                                    Joseph R. Bixby Revocable Trust dated
                                    December 18, 1997, as amended


November 4, 1999                    By:  /s/ Joseph R. Bixby
                                         _____________________________________
                                    Name:  Joseph R. Bixby
                                    Title: Trustee


                                    Margie Morris Bixby Revocable Trust dated
                                    December 18, 1997, as amended


November 4, 1999                    By:  /s/ Margie Morris Bixby
                                         _____________________________________
                                    Name:   Margie Morris Bixby
                                    Title:  Trustee


November 4, 1999                    /s/ Joseph R. Bixby
                                    __________________________________________
                                    Joseph R. Bixby


November 4, 1999                    /s/ Margie Morris Bixby
                                    __________________________________________
                                    Margie Morris Bixby


November 4, 1999                    /s/ Nancy Bixby Hudson
                                    __________________________________________
                                    Nancy Bixby Hudson


November 4, 1999                    /s/ Lee M. Vogel
                                    __________________________________________
                                    Lee M. Vogel